MURCHINSON

The Time to Save Nano Dimension is Now

Prepared by Murchinson Ltd.

August 2023

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson") and are based on publicly available information with respect to Nano Dimension Ltd. ("Nano", "Nano Dimension", "NNDM" or the "Company"). Murchinson recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Murchinson's conclusions. Murchinson reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Murchinson disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Murchinson herein are based on assumptions that Murchinson believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. In addition, the Materials are being publicly disclosed without prejudice and shall not be construed to prejudice any of Murchinson's rights, demands, grounds and/or remedies under any contract and/or law.

Murchinson currently beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more funds that Murchinson advises and/or sub-advises from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Murchinson discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Murchinson expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Murchinson. Although Murchinson believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Murchinson will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Murchinson has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party (including any director nominees) for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Murchinson Overview

Murchinson is one of the largest shareholders of Nano Dimension, with approximately 6.2% of the Company's outstanding shares

➢ Founded in 2012 and based in Toronto, Canada, Murchinson is an alternative asset advisor that serves institutional investors, family offices and qualified clients

➢ The firm has extensive experience capturing value-generating opportunities across global markets

➢ Murchinson's multi-strategy approach allows it to execute investments at all points in the market cycle with fluid allocation between strategies

➢ The team targets corporate actions, distressed investing, private equity and structured finance situations, leveraging its broad market experience with a variety of specialized products and sophisticated hedging techniques to deliver alpha within a risk-averse mandate

➢ The firm's leaders have a strong track record of successfully identifying mispriced opportunities and executing turnaround and restructuring plans across myriad industries

MURCHINSON

Table of Contents

MURCHINSON

I. Executive Summary

What Has Occurred Since March…

On March 9, Nano Dimension officially launched a hostile bid for Stratasys

- Nano was consistently rebuffed by Stratasys, Ltd. (Nasdaq: SSYS) (“Stratasys”) in spite of repeatedly raising its bid and switching to a tender offer in May
- ISS and Glass Lewis both recommended shareholders vote against Nano Dimension’s nominees/takeover attempt
- On July 28, Nano capitulated – withdrawing its nominees and discontinuing its tender offer

The Special Meeting of Shareholders was held on March 20

- All four of Murchinson's proposals were approved by shareholders
- ~86% of votes cast at the meeting supported the removal of CEO Yoav Stern and three other incumbent directors from the Board of Directors (the “Board”), and the appointment of Murchinson’s nominees, Kenneth Traub and Dr. Joshua Rosensweig
- Nano Dimension refused to accept the results, instead filing litigation in the Israeli Court using shareholder capital
- The Israeli Court is expected to issue its decision well after the date of the Annual General Meeting of Shareholders (the “Annual Meeting” or “AGM”), leaving Murchinson no alternative but to push for change at the AGM in September

Nano omitted a number of Murchinson’s proposals ahead of the upcoming Annual Meeting

- Notably, Nano disregarded two of Murchinson’s director nominees
- No valid reason or justification was given for the Company’s actions



stratasys

Stratasys Mails Letter to Shareholders Highlighting the Risks of Nano Dimension’s Misleading Campaign [1]



3D Printing Industry
THE AUTHORITY ON ADDITIVE MANUFACTURING

MURCHINSON DECLARES VICTORY IN SHAREHOLDER BATTLE, NANO DIMENSION CALLS OUT “FALSEHOODS, MISINFORMATION” [2]

Mr. Stern and his complicit Board of Directors continue to disenfranchise shareholders and take reckless actions to maintain control at all costs

MURCHINSON

1. Stratasys public filing
2. Murchinson Declares Victory In Shareholder Battle, Nano Dimension Calls Out “Falsehoods, Misinformation,” 3D Printing Industry

Change Cannot Wait

Value Destruction

- The Stern-led Board has overseen stark **share price underperformance** relative to peers and repeatedly made **poor capital allocation decisions**

- The Company currently has a **negative enterprise value of $383 million,** reflecting investors' concerns about the sitting Board and management team's continued destruction of value

*TSR has declined **73%** since Mr. Stern became Chairman[1]*



Broken Governance

- Suing shareholders, entrenchment tactics and blatantly misleading statements are regular occurrences that all demonstrate **worst-in-class governance**

- The Board's **refusal to accept the results** of the March Special Meeting and selective **rejection of Murchinson's AGM proposals** are only the most glaring examples of a deep-seated **disdain for shareholder rights**

MARCH SPECIAL MEETING

~86%
of the votes cast supported Murchinson's proposals

11x
as many shares were voted to remove Mr. Stern as were voted for him to remain

Desperate Tactics

- The Board has rallied behind Mr. Stern by supporting **drastic measures** intended to **preserve control by any means necessary** — most recently Mr. Stern **threatened to lead a management mass exodus** if even one independent director is elected

- Frivolous lawsuits against Murchinson and other investors, a dead-end campaign to acquire Stratasys and a never-ending stream of unhinged videos and press releases have likely **burned millions in shareholder capital**



" *You didn't get me to the point where I'm angry . . . you got me to a point where I've got nothing to lose. And that's a dangerous place to put a person"*[2]

Saving Nano

- Murchinson seeks to **restore accountability** and ensure the Board prioritizes **protecting value for ALL shareholders** rather than simply furthering Mr. Stern's self-serving entrenchment

- The time for half measures is over — to save Nano Dimension, the **entire Board must be removed and replaced by independent directors** who collectively possess the relevant expertise and experience to **right the ship**

OUR AGM NOMINEES

  

Karen Sarid　　**Robert Pons**　　**Phillip Borenstein**



1. From March 11, 2021 when Yoav Stern was appointed to the Board and named Chairman to August 8, 2023 when Nano filed the amended proxy for the AGM
2. Yoav Stern, Let's Talk #13 - Misconceptions By Anson, While Bistricer is In Hiding (4:48-5:02), March 20, 2023

The Stern-Led Board's Governance Failures

Staggered Board

Maintains a classified board structure allowing directors to serve three-year terms, which diminishes accountability and furthers the culture of entrenchment

Manipulation of the Director Class System

Exploits the classified board structure to re-classify directors at will, which allows the Board to dodge shareholder votes and avoid accountability

Mr. Stern's Entrenchment Agreement

Contains highly unusual provision that gives Mr. Stern the authority to approve any change in Board composition and if unapproved, receive massive compensation

Interconnected Board

Numerous interlocks between directors and management – specifically relating to Mr. Stern – call into question the Board's ability to operate with any degree of independence

Lack of Transparency

Fails to disclose normal course performance and financial information as well as pertinent details regarding insider stock awards and business unit financials, keeping shareholders in the dark

Overtly Anti-Shareholder Actions

Repeatedly ignores shareholder feedback, approves deals for the benefit of boardroom insiders and recently filed frivolous litigation against multiple top shareholders

The Board's Attacks Ring Hollow

NANO'S CLAIMS	REALITY
× *ADS holders are not "shareholders" and do not have any shareholder rights — therefore Murchinson's calling of the Special Meeting in March was invalid.*	✓ Instead of respecting Murchinson's clear right under local law to convene the March Special Meeting, the Board adopted the position that ADS holders do not have any shareholder rights. ✓ The Board has taken the stance that the only shareholder entitled to vote is the Bank of New York Mellon ("BNYM") — the ADS depository. ✓ The first time Nano informed investors of this new legal position was on March 23, 2023, in a YouTube video published by Mr. Stern — solely in Hebrew. ✓ During the trial held in July, Nano formalized its position that ADS holders do not have any rights and that Nano's sole shareholder of its now-unlisted common shares is the ADS depository, BNYM, and, consequently, Nano is not a "public company" within the meaning of Israeli Company Law.
× *Murchinson has "dubious behavioral patterns."*	✓ Murchinson is an alternative asset manager with a long and established track record. We invest in a wide array of assets and across all geographies. We have been managing hundreds of millions of dollars for close to a decade. ✓ Nano ignores the message that shareholders need and deserve a neutral and objective voice on the Board and instead attacks the messenger, trying to deflect shareholders' attention. It is therefore not surprising that Nano focuses exponentially more on attacking Murchinson than on defending the proposals themselves.
× *Murchinson wants to liquidate the Company.*	✓ This claim is false and completely unsubstantiated — all shareholders have ever heard was that "they have done it many times before," but not a single example was ever provided. ✓ In fact, the only times that Murchinson ever bought whole businesses or whole units was out of bankruptcy, and it later continued (and continues) to operate them.
× *Murchinson's nominees are not independent.*	✓ Payment to board candidates is customary in cases of contested elections. ✓ The payment was not conditional on anything — these nominees are high-integrity professionals and, if elected, will act independently based on their own judgement and fiduciary duty as required by Israeli corporate law.

MURCHINSON

Our Experienced and Fully Independent Nominees

Our highly qualified candidates are <u>truly independent</u> and possess the right mix of capital allocation acumen and corporate governance expertise to assess the situation at Nano and help put it on the path to shareholder value generation



Karen Sarid

Executive with decades of marketing, financial, operational and governance expertise, having served as a public company director and senior-level executive throughout her career

- ✓ **Director, BrainsWay Ltd (Nasdaq: BWAY)**
- ✓ **Former Vice President of Beauty and Dental and Chairman of China activities, Syneron Medical Ltd**
- ✓ **Former President, Alma Lasers Ltd**



Robert Pons

Has served on the boards of over a dozen public companies and is a turnaround specialist with over four decades of experience as a CEO and senior executive in high growth companies

- ✓ **CEO, Spartan Advisors**
- ✓ **Former President and CEO, PTGi, which became Innovate Corp**
- ✓ **Former EVP and Director, Innovate Corp (NYSE:VATE)**



Phillip Borenstein

Senior executive and director with significant experience creating value through expertise in private equity, M&A, operational management and corporate governance as well as a proven proficiency in financial analysis and asset management

- ✓ **Founder and Partner, Hamilton EQ Management LLC**
- ✓ **Director, Portfolio Manager, and Partner, Hamilton Equity Partners LLC**
- ✓ **Masters Degree, Accounting**

MURCHINSON

The Path to a Refreshed Board

Remove the current Board	Elect Murchinson's three nominees	Install current Board observers as full members	Seek to install two unlawfully rejected nominees

Result is a highly qualified, independent seven-member Board





 Karen Sarid

 Robert Pons

 Phillip Borenstein

 Kenneth Traub

 Dr. Joshua Rosensweig

 Timor Arbel-Sadras

 Ofir Baharav

We believe meaningfully reconstituting the Board with directors who possess the relevant experience and backgrounds is critical to fixing the broken governance at Nano

MURCHINSON

Murchinson's Five-Pillar Plan to Save Nano

1 — Form CEO Search Committee to Maintain Continuity

By appointing a highly qualified interim CEO with the support of a leading search firm, the committee will help minimize business disruption while maximizing continuity. The committee will also oversee the search for a permanent CEO following Nano's business segment assessment

2 — Form Segment Assessment and Operations Committee

The committee will objectively assess Nano's subsidiaries and make recommendations to the Board to support improved capital allocation, operations and strategy

3 — Establish Clear Capital Allocation Framework

The reconstituted Board should put in place a sound capital allocation policy and communicate it clearly to the market

4 — Enhance Shareholder Transparency

Installing new leadership and reconstituting the Board with directors who prioritize transparency and accountability will help ensure that stakeholders understand Nano will no longer be run for the benefit of Mr. Stern

5 — Improve Nano's Governance Policies

Our director candidates have experience standing behind best governance practices. To drastically improve Nano's governance policies, we have also put forward a proposal to destagger the Board

MURCHINSON

II. Why Change is Still Urgently Needed

The Status Quo Cannot Continue

The Stern-led Board has been defined by lackluster results and actions taken with no regard for shareholder value or shareholder rights



Consistent share price underperformance



Corporate governance failings



Capital allocation missteps



Repeated entrenchment maneuvers

The longer the current Board remains in place, the greater the risk to shareholders of further value erosion, waste of capital and disenfranchisement

MURCHINSON

A Reign of Value Destruction



Under Mr. Stern's Chairmanship, the Company's stock price has suffered significant underperformance

- Since Mr. Stern was appointed Chairman in March 2021, Nano Dimension's stock price has **lost 73% of its value**[1]

- Nano Dimension historically does not name competitors or peers in its 20-F

  - However, Mr. Stern explicitly referenced Stratasys as **the only other company** in Nano Dimension's industry during the Company's December 1, 2022 conference call

- Since Mr. Stern was appointed Chairman, Nano Dimension has **underperformed Stratasys by 34%**[1]

NNDM Share Price

$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00

March 11, 2021   May 25, 2022   August 8, 2023

Mr. Stern appointed to the Board and named Chairman

Nano files the amended proxy for the 2023 AGM

140
120
100
80
60
40
20
0

-34%

March 11, 2021   October 7, 2021   May 5, 2022   December 1, 2022   June 29, 2023

— Nano Dimension Ltd   — Stratasys Ltd

MURCHINSON

1. From March 11, 2021 when Yoav Stern was appointed to the Board and named Chairman to August 8, 2023 when Nano filed the amended proxy for the AGM

Underperformance vs. Broader Peers

- Given Nano Dimension's lack of a disclosed peer group, Murchinson has created a peer group following proxy advisory firm guidelines

- The sample was reduced from the universe of all U.S.-traded stocks as follows:[1]
  - All U.S.-traded stocks with an 8-digit GICS classification equal to:
    - 45202030 — Nano's 8-digit GICS classification
    - 20106020 — The 8-digit GICS classification of four of the competitors that Stratasys names in its 20-F

- A first filter was applied to only keep companies with a market cap of between 0.25x of the bottom and 4x the top of the bucket to which Nano belongs (small bucket of $200 million-$1 billion market cap)

- A second filter was applied to only keep companies with annual revenue of between 0.4x and 2.5x the revenue of Nano. However, since Nano's annual revenue of $43.6 million falls below the $100 million threshold, the benchmark was scaled up to $100 million

- This process left a list of 15 companies in Nano's peer set,[2] which experienced a ~**39% share price decline** since March 2021, while Nano experienced a <u>**~73% share price decline**</u> in the same period





MURCHINSON

1. <u>Peer Group Selection Methodology and Issuer Submission Process</u>, ISS

2. TSR Peer Set: TransAct Technologies, Inc. , One Stop Systems, Inc., Intevac, Inc., Turtle Beach Corporation, AstraNova, Inc., Velo3D Inc., PERMA-PIPE International Holdings, Inc., Omega Flex, Inc., Markforged Holding Corporation, Kornit Digital Ltd., Hurco Companies, Inc., Graham Corporation, Fathom Digital Manufacturing Corp, Energy Recovery, Inc., Desktop Metal, Inc
Note: The list was filtered to remove duplicate U.S. listings so that only one ticker representing a certain company is left. One security was removed for having near-zero volume

Assessing the Value Destruction



- While Nano Dimension's total shareholder returns since Mr. Stern was appointed to the Board and named Chairman in March 2021 still significantly underperformed the 15 companies in the peer group, <u>Nano's cash balance – not company performance – supports its stock price</u>

- **<u>A better indication of value destruction can be seen in the Company's negative enterprise value</u>**

- The stock is currently trading at a discount to cash value, which implies a deeply negative enterprise value – a result of investors' lack of confidence in the current Board's stewardship of their capital

- Since Mr. Stern joined the Board and was named Chairman in March 2021, the Company's enterprise value has **<u>declined by approximately 128%</u>**



Nano Dimension Enterprise Value ($ in million)

Source: Nano Dimension public filings

MURCHINSON



The Company is currently trading at a significant discount to net asset value (NAV)

- In addition to the enterprise value of Nano Dimension declining by 128%, the discount to NAV has been growing since Mr. Stern was named Chairman in March 2021

- With approximately 243 million shares outstanding, **NAV-per-share is approximately $4.50**

- With Nano at approximately $2.95 as of August 8, 2023, this is **a discount to cash of 34%** (that's **after** announcing a new, $227.5 million buyback)

- Notably, approximately 15% of the NAV is tied to Stratasys' stock price, following what was — in our view — **a rash, misguided and self-interested attempt by Mr. Stern to take over Stratasys**



Nano Dimension NAV	
Cash and cash equivalents (as of March 31, 2023)	$987.13 million
Cash used in operations (since March 31, 2023)	-$24.56 million
Cash used for buybacks (since March 31, 2023)	-$31.43 million
Investments in securities:	
SSYS Position Value (on August 8, 2023)	$162.49 million
Net	$1.09 billion

Discount/Premium to NAV

+65%

AGM amended proxy filed

Last day before Mr. Stern joined the Board

-34%

December 31, 2020

August 8, 2023



Staggered Board Structure Undermines Good Governance

- The ability to elect directors is one of the most important elements of the shareholder franchise
- We believe Nano's classified Board structure, which allows directors to serve three-year terms, diminishes accountability and furthers the culture of entrenchment
- The current structure and composition do not reflect the Board changes that **shareholders approved** at the March Special Meeting

Class III
Up for election in 2023
Class I
Up for election in 2024
Class II
Up for election in 2025



















> *"Classified or staggered boards … are generally not seen as part of corporate governance best practice … Their opponents argue that, by only putting a part of the board up for re-election each year, they serve to **entrench management, make it harder to replace underperforming directors and insulate board members** from the consequences of poor conduct."*[1]
>
> Harvard Law School Forum on Corporate Governance

Nano Dimension's staggered board structure needs to be eliminated

MURCHINSON

1. A Touch of Class: Investors Can Take or Leave Classified Boards, Harvard Law School Forum on Corporate Governance

Nano Has Manipulated the Director Class System



5 of the **9**
current Board members have never been put to a shareholder vote

There is a pattern of appointed directors being reclassified ahead of the Annual Meetings to avoid a shareholder vote

10 of the **19**
directors that served in the past three years were never elected

Certain directors — including Oded Gera, Igal Rotem and Mr. Stern — have served for extended periods because of the changes, while Roni Kleinfeld stood **for election two years in a row**

Nano's troubling governance structure has allowed the Board to further entrench itself with no accountability to shareholders

MURCHINSON

Source: Nano Dimension public filings

Mr. Stern's Entrenchment Agreement



- **Mr. Stern possesses unreasonable power over the Board** — his service agreement includes a highly unusual provision that gives him authority to approve any change in the composition of the Board or, if not approved, receive additional compensation
  - Notably, the agreement expired on December 31, 2022 and was extended **without the requisite shareholder approval**

- As part of this agreement, any termination resulting from this clause awards Mr. Stern:



$600,000 in cash
(equal to his annual salary)



An advance notice of up to six months
(at the same salary amount)



Acceleration of any unvested warrants which would have vested during the six-month advance notice period

If any change in the composition of the Board of Directors (…) occurs without the written consent of [Mr. Stern], then [Mr. Stern] can terminate this Agreement"

Mr. Stern's service agreement

> ***Any director appointed after July 2020 (currently five of the nine directors, including Mr. Stern himself) was seemingly approved by Mr. Stern***

MURCHINSON

Source: Nano Dimension public filings



Mr. Stern’s Thinly-Veiled Threat to Shareholders

- In Nano’s recent letters to shareholders, Mr. Stern makes clear he will “simply refuse” to continue in his role if any independent candidate nominated by Murchinson is elected
- We believe Mr. Stern is seeking to intimidate shareholders into supporting him by insinuating that the Company’s finances will somehow suffer if his service agreement is terminated
- Though he threatens that other senior leaders would leave Nano as well, tellingly no other individual is named

> “*Should **EVEN ONE** of Murchinson’s nominees get elected, Nano’s CEO announced he plans to resign, and senior management indicated potentially similar intentions.”
>
> NANODIMENSION



> “Mr. Stern commented: ‘My decision today is mine, and mine alone …**I simply refuse to work with any representatives of Murchinson**…’”
>
> NANODIMENSION



Mr. Stern will use any means necessary to maintain the status quo at Nano Dimension

Source: Nano Dimension public filings

Nano's Interconnected Board and Management Precludes Independence


Zivi Nedivi
Nano President
1
Kellstrom Aerospace
2
MAGAL SECURITY SYSTEMS
3
BOGEN COMMUNICATIONS, INC.
Yoav Stern
dvtel
4
Yaron Eitan
Former director
finaro
Formerly Credorax
Next door neighbors
Hanny Caspi
NANODIMENSION
Igal Rotem
6
DEEPCUBE
Co-founder
Co-founder
7
THE MILK&HONEY DISTILLERY
Simon Fried
Co-founders
Amit Dror
Eli David
Former director

MURCHINSON

1. Stern's LinkedIn; Nedivi's LinkedIn
2. Magal Security Systems 13D
3. Bogen Communications 14A
4. Stern's LinkedIn; Eitan's LinkedIn
5. Rotem's LinkedIn; Nano Dimension Press Release
6. Eitan's LinkedIn; David's LinkedIn
7. Fried's LinkedIn; Dror's LinkedIn

The Entire Board is Complicit in Nano's Broken Governance



Since 2021, Nano's Board of Directors has…



Ignored shareholder approval requirements

- The service agreement of the CEO, which expired on December 31, 2022, was extended **without obtaining the required shareholder approval**

- The Company took a baseless position and stated that it will be extended until *"the next earliest meeting"* of shareholders but, even then, has failed to bring said extension to the approval of shareholders thus far — including in this AGM



Presented misleading proposals to shareholders

- At the December Special Meeting, the Board presented three proposals, including a 60% reduction in the exercise price of 27.7 million of the warrants issued to the CEO from $6.16 to $2.46 per share

- The Board misleadingly described this gigantic benefit as a reasonable return on a minuscule "investment" by Mr. Stern

- **All three proposals were rejected by an overwhelming majority of shareholders**



Approved acquisitions which benefited fellow Board members

- The Board approved the April 2021 acquisition of DeepCube, a company that was founded and controlled by two of the then serving directors of the Board, for over $70 million

- This questionable acquisition is the subject of an ongoing lawsuit filed by an unrelated shareholder

The Board continues to take anti-shareholder actions, make reckless capital allocation decisions and perpetuate industry-worst governance at the direct expense of Nano's investors

MURCHINSON

Source: Company filings

24

Nano's Board is Simply Too Large



In addition to the many troubling issues plaguing the Company's appointments of directors, the size of the Board is too large to effectively function in the interest of shareholders

- There are currently nine members on the Board (in addition to two board observers elected at the March Special Meeting)

- An appropriately sized Board will help facilitate more in-depth discussion and increase accountability for Nano

- A review of Nano Dimension's peer set developed by Murchinson[1] shows that the average board size is **seven** members

THE CURRENT BOARD OF DIRECTORS



MURCHINSON

*Advisory Board member

1.   TSR Peer Set: TransAct Technologies, Inc. , One Stop Systems, Inc., Intevac, Inc., Turtle Beach Corporation, AstraNova, Inc., Velo3D Inc., PERMA-PIPE International Holdings, Inc., Omega Flex, Inc., Markforged Holding Corporation, Kornit Digital Ltd., Hurco Companies, Inc., Graham Corporation, Fathom Digital Manufacturing Corp, Energy Recovery Inc., Desktop Metal, Inc



A Recurring Lack of Transparency

Nano Dimension's management has a track record of giving shareholders only partial, self-serving information

Lack of disclosure and clarity around financial reporting makes it nearly impossible to understand how the Company is performing

- It is impossible to assess the return on investment of Nano's many acquisitions since the Company's 20-F does not provide a revenue breakdown or operating income by business unit
- Nano goes so far as to report misleading financial results. In its 2022 revenue press release, Nano gloated that it had experienced, "*316% growth for full year 2022 over 2021… 2022 revenue is 1,200% higher than 2020.*"
- The reality is that almost all 2022 revenue was a result of acquisitions – not organic growth
- Further, the Company has no sell-side analysts, meaning that there are no "neutral" third-parties providing insight and analysis on the Company's performance relative to its industry peers

The Board has been opaque in its disclosures about insider stock awards, leaving shareholders in the dark about how certain executives are compensated

- In January and March 2023, the Board approved an acceleration of the various equity awards to several "unnamed executives" and employees in the case of a change of control or "other special circumstances"
- The Company did not disclose the amount of options or RSUs that were to be issued, who they were to be issued to or what 'special circumstances' would trigger the payout
- Additionally, the December Special Meeting proxy provided limited information about Mr. Stern's B warrants amendments – none of which were approved by shareholders
- The Board disclosed a new exercise price for Mr. Stern's warrants without fully disclosing that the exercise price was lowered by 60%, misleadingly giving shareholders the impression that the change was immaterial
- The Company did not provide an estimate for the value of this benefit to Stern, which Glass Lewis estimated to be $50 million

Mr. Stern and the Board's failure to disclose pertinent information underscores their lack of credibility

- Mr. Stern was involved in a proxy fight at Magal Security Systems. This extremely relevant information is nowhere to be found in any Nano Dimension filing or its website. In fact, Mr. Stern's stint at Magal (or "Senstar" as it is named today) is completely omitted altogether from his bio
- On March 9, 2023, the Company issued a press release stating that Mr. Stern looked "forward to continuing our discussions with Stratasys to reach a mutually acceptable transaction."
- A few weeks later, Stratasys issued its own press release accusing Mr. Stern of making multiple misstatements and stated that "Stratasys's CEO Dr. Yoav Zeif has met with Mr. Stern only once, on March 9, 2023. This meeting was at Mr. Stern's request."

The Board has failed to direct management to share information objectively or engage in constructive dialogue with shareholders

We Believe Mr. Stern is Unfit to Lead A Public Company



My decision today [to quit if any Murchinson nominee is elected] is mine, and mine alone. . . .I simply refuse to work with any representatives of Murchinson[3]

You didn't get me to the point where I'm angry . . . you got me to a point where I've got nothing to lose. And that's a dangerous place to put a person[2]



. . .and [ISS and Glass Lewis] are being paid by both sides. I think they are being paid both by the hedge funds who are investors, the activists and maybe paid by the companies. We are not paying them. But I think they approached me if I want to be a member and then I have to pay them as well [1]

. . .first of all, [ISS] didn't speak with us. Why didn't they speak with us? Because the vote is illegal. We said 'we're not talking to you.' When they wanted to speak with us, they also gave us two hours to speak with them, and 'if you want to speak now, they'll call us in the evening, you can speak to us tomorrow morning'. We said ' No no no no. We're not talking to you'. So obviously they went with the other side [1]

1. Let's Talk #11 - Chairman & CEO Responds: The Latest False Claims by Murchinson and Anson, March 15, 2023
2. Yoav Stern, Let's Talk #13 - Misconceptions By Anson, While Bistricer is In Hiding (4:48-5:02), March 20, 2023
3. Nano Dimension's Board of Directors Emphasizes Shareholders' Stark Choice Posed by Murchinson's Self-Serving Campaign, August 11, 2023

27

Capital Allocation Missteps



Mr. Stern's Chairmanship has been characterized by a series of misguided acquisitions

- Since being appointed Chairman, Mr. Stern has led Nano Dimension through a series of questionable acquisitions both in terms of business reasoning and shareholder value destruction

- We believe that Mr. Stern has used these acquisitions to mask the underperformance of the Company and reinforce his dominance and maintain his control

- Tellingly, on January 24, 2023, Nano Dimension reported preliminary and unaudited 2022 revenue of $43.6 million, which Mr. Stern labeled the highest annual revenue in the Company's history and emphasized the percentage <u>increase</u> in revenue compared to past periods: ***"It was 316% above 2021 and over 1,180% above 2020."*** This report did not contain any details about organic growth

- However, based on our analysis, the quote above is highly misleading and self-serving

- Using available information about the revenues of Nano Dimension's legacy business and of the four revenue-generating companies that it has acquired in 2021 and 2022, total 2022 revenue was **just 3.2% higher than 2021**

Nano Dimension's Value-Destructive Acquisitions

    

Source: Nano Dimension public filings; Murchinson analysis

Capital Allocation Missteps (cont.)



Mr. Stern's FALSE NARRATIVE of "Revenue Growth"

NanoFabrica

Acquired in April 2021 at a cost of $55 million - $60 million

Post-acquisition 2021 revenue from NanoFabrica was $864,000. From the 2021 20-F: "If the acquisition had occurred on January 1, 2021 [Nano Dimension's] pro forma revenue would have been $10,497 thousand...," implying an addition of just $4,000

The actual 2021 total revenue for NanoFabrica (before and after the acquisition) was therefore $0.868 million

Essemtec

Bought in November 2021 for $15.1 million - $24.8 million

Post-acquisition 2021 revenue from Essemtec was $6.283 million. From Nano Dimension's 2021 20-F: "If the acquisition had occurred on January 1, 2021, [Nano Dimension's] pro forma revenue would have been $29,662 thousand...," implying an addition of $19.17 million

The actual 2021 total revenue for Essemtec (before and after the acquisition) was $25.452 million

Global Inkjet

Acquired in January 2022 for $20 million - $30 million

On the deal call, Mr. Stern said: *"As we wrote in the news release, the revenue, as we discussed, ended in March, was $10 million, 51% of gross margin and revenue expected moving forward this year, their year-end was March 31st and will be, is* ***no less good than this,*** *at least the way it looks now"*

Admatec/Formatec

Acquired in July 2022 for what Nano described as "a total cash sum of $12.9 million for Admatec/Formatec (net of its cash)"

From the deal announcement: "The business delivered $5.3 million in revenue with a gross margin of 56% in 2021"

If we hold 2021 revenue constant for those four acquisitions (assuming zero growth in all of them, although Essemtec, for example, showed a 48% increase from 2020 to 2021), the 2022 revenue should have been:[1]

Acquisition	2022 Revenue, assuming ZERO growth from 2021
Admatec/Formatec	$2,555,616
Global Inkjet Systems	$10,000,000
Essemtec	$25,452,000
NanoFabrica	$868,000
Nano Dimension legacy business	$3,346,000
Total	**$42,221,616**

Revenue for 2022 was only $43.6 million, indicating growth of just 3.2% when factoring for pre-acquisition revenue. This is a far cry from the massive 316% growth Mr. Stern claimed to have achieved

After all, buying revenue growth is not the same as building it

MURCHINSON

Source: Nano Dimension public filings; Murchinson analysis

1. Admatec/Formatec prorated to reflect July 2022 acquisition

Mr. Stern's Buyback — Empty Promises



The $100 million buyback was announced in May 2022 and authorized in August 2022, yet not launched until the Board's feet were to the fire when Murchinson called a special meeting in January 2023

We believe Mr. Stern's buyback was…

› **launched** in an attempt to win favor with shareholders;

› **halted** on a whim by Mr. Stern as an apparent show of power against Anson Funds;

› **restarted** to mask poor quarterly earnings;

› **accelerated** towards the AGM record date and while Mr. Stern sold his shares; and eventually

› **expired** with about half the authorization unused

> When Mr. Stern doesn't need shareholders to like him, the buyback is negligible

Period	Shares Bought	Trading Days	Average shares/day	VWAP for the period	Funds Used
Launch (2/15/2023) until 20-F (3/28/2023)	5,368,654	28	191,737	$2.79	$14,990,356
20-F until AGM proxy (7/24/2023)	1,140,533	80	14,256	$2.69	$3,065,068
AGM proxy until expiry (8/2/2023)	8,840,071	7	1,262,867	$3.21	$28,366,020
				Total	$46,421,444

Nano used the buyback as a PR tool and anti-shareholder weapon, not as a means to actually return capital to investors





Mr. Stern's Short-Swing Trades

Mr. Stern's Trade vs Stock Buyback
Mr. Stern sells 2.1 million shares at the height of the buyback
Nano announces its "intention to promptly continue its share buy-back"
Mr. Stern buys 2.1 million shares
$100 million buyback authorization expires
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$2.53
$2.46
$2.48
$2.45
$2.36
$3.23
$3.17
$3.10
May 1, 2023
June 10, 2023
July 20, 2023
VOLUME
NNDM stock price

Average daily volume BEFORE restarting the buyback: ~2 million shares

Average daily volume AFTER restarting the buyback: ~4 million shares

The buyback was open for almost half a year, yet more than half the shares that were repurchased were bought over the last week of it

- Presumably, Mr. Stern as Chairman and CEO of the Company had complete knowledge of when the buyback would be restarted and when it was set to expire, and complete control over the pace at which shares were bought back

- The extreme acceleration of the buyback in the week before it expired was likely directed by Mr. Stern who appears to have waited to sell his shares until the last moment

- Shockingly, Nano does not even appear to have adopted an insider trading policy and if it did, we seriously question whether Mr. Stern's trades were in compliance given such a policy typically permits insiders to trade only during very specific windows



Mr. Stern's Short-Swing Trades (cont.)

By the end of this short-swing trade, Mr. Stern has cleverly:

attempted to illegitimately secure **2,000,000 votes** in the upcoming AGM



kept none of those shares (so he has **no exposure to the consequences of this vote**)



made himself approximately **$1,600,000** profit in two months

Trade date	Buys (Number of shares)	VWAP for the day
May 15, 2023	998,093	$2.50
May 16, 2023	100,000	$2.49
May 17, 2023	21,088	$2.48
May 22, 2023	300,000	$2.44
May 25, 2023	680,819	$2.37
Total	**2,100,000**	
Estimated Average Price	$2.45	
Total Cost	**$5,146,583**	

Trade date	Sales (Number of shares)	VWAP for the day
July 27, 2023	100,000	$3.26
July 28, 2023	1,800,000	$3.24
July 31, 2023	200,000	$3.17
	-	
Total	**2,100,000**	
Estimated Average Price	$3.24	
Total sales proceeds	**$6,800,940**	

If Nano were not a Foreign Private Issuer (FPI), Mr. Stern's trades would have been disclosed almost immediately and all profits would have been disgorged. Conditions at Nano were therefore ripe for such trading with these consequences

Unsurprisingly, Nano has highlighted the potential loss of FPI status as a significant "risk" of our campaign

Source: Nano Dimension public filings; Bloomberg

Nano's Repeated Attempts at Further Entrenchment



Only a few days after our demand to call the March Special Meeting, the Company immediately embarked on a series of questionable and highly concerning actions, including:

 running a smear campaign against Murchinson

 adopting of a poison pill and change of control acceleration triggers

 filing a dilutive registration statement

 seeking "transformative acquisitions" that led, on March 9, to its proposed unsolicited bid to acquire Stratasys (a transaction Nano abandoned just last month)

 disregarding the shareholder vote at the March Special Meeting

 refusing to include all of Murchinson's proposals for the Annual Meeting

All these actions in response to our request for the March Special Meeting and our proposals for the Annual Meeting were clearly designed to entrench the incumbent directors



Nano's Attempts to Deny ADS Voter Rights

Nano Dimension's Board has initiated expensive cross-border litigation to suppress the rights of shareholders

- Instead of respecting Murchinson's clear right under local law to convene the March Special Meeting, the Board adopted the position that ADS holders do not have any shareholder rights – **including to call a special meeting**
- The Board has taken the stance that **the only shareholder entitled to vote is the Bank of New York Mellon** (the ADS depository)
- The first time Nano informed investors of this new legal position was on March 23, 2023, in a YouTube video published by Mr. Stern – **solely in Hebrew** – in a clear attempt to avoid the reaction from investors if he explained it in English
- During the trial held in July, Nano formalized its position that ADS holders do not have any rights and that Nano's sole shareholder is the ADS depository, BNYM, and, consequently, **Nano is not a "public company"** within the meaning of Israeli Company Law

When Nano sued in Israeli Court for declaratory judgement that the March Special Meeting was illegal, the open letter that announced it opened with the words "Dear Fellow Shareholder"

Dear Fellow Shareholder,

Thank you for your investment in and continued support of Nano Dimension.

You may have received materials recently distributed by Murchinson Ltd. related to a special general meeting of the Company's shareholders. You should disregard those materials, including the WHITE proxy cards. **No shareholder action is required or appropriate at this time.**

As previously announced on January 30th, 2023, the notice of a special general meeting issued by Murchinson failed to comply with requirements under applicable law and **the meeting notice is invalid**. In addition, the Company filed a lawsuit in the courts in Israel seeking a declaratory judgment that the Murchinson meeting is illegal.

Only Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held, and the Company will provide materials describing important facts to consider in your election of Directors or any other matters being voted upon at that time.

Nano Dimension is a recognized world leader in the field of innovative technology of 3D printing and Digital-Cloud-Manufacturing systems. Under the guidance of our highly qualified Board of Directors and management team, Nano Dimension remains focused on its primary mission: to accelerate the growth of its business, leverage its unique market position and seize organic and inorganic opportunities for meaningful shareholder value creation.

The current strategy has driven results, including the 1,000% growth in annual revenues, from $4 million to $43.6 million, within a two-year period, while preserving over $1 billion in cash on the balance sheet to continue this trajectory and fund future growth. The Company remains focused on maximizing shareholder value, including the recently announced $100 million share repurchase program, as we execute our strategy to create the clear Additive Manufacturing (AM) market leader and transform AM, Additively Manufactured Electronics and adjacent industrial non-digitized sectors.

We look forward to providing you with more information regarding Nano Dimension's long-term value creation strategy. In the meantime, the Nano Dimension Board of Directors and management team remain committed to acting in the best interest of all shareholders, and in accordance with the applicable laws and regulations, as well as with the Company's articles of association.

If you have any questions, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-9498.

We thank you for you continued support.

Board of Directors

Nano Dimension

Nano's main argument in the lawsuit was the ADR holders don't have shareholders right because "ADRs are not shares"

"Dear Fellow Shareholder – you're not really a shareholder"

1

Regardless of the outcome of the Israeli litigation, the Board's illogical attempts to disenfranchise shareholders demonstrates a need for substantial change and a fully reconstituted Board

MURCHINSON

1. Nano Dimension public filing

III. The Stratasys Saga

Overview: The Stratasys Saga

- In the days following Murchison's call for the March Special Meeting, Nano Dimension embarked on an ill-fated attempt to acquire competitor Stratasys – a company with approximately 20x Nano's revenue

- From the outset, the hostile takeover was met with resistance from Stratasys, which repeatedly stated Nano Dimension's offers "significantly undervalued" the company

- Stratasys also cited concerns about the ongoing litigation around the outcome of the March Special Meeting and the impact that would have on the validity of the Nano Dimension Board in their rationale for opposing the takeover

- Nano Dimension's scattered, unfocused and undisciplined approach to acquiring Stratasys saw it make three failed takeover bids for the Company before launching an unsuccessful tender





[1]

Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader



[2]

REUTERS
BREAKINGVIEWS

3D-printing takeover battle misses third dimension

"The Nano deal looks flaky."

> ***Nano's dead-end campaign to acquire Stratasys was yet another costly, last-ditch effort to save Mr. Stern's control of the Company at the expense of shareholders***

1. Nano Dimension public filing
2. 3D-printing takeover battle misses third dimension, Reuters Breakingviews

Nano's Failure of Oversight on Full Display

HYPOCRISY

- Filed a 13-G as if Nano was a passive investor until March 2023, when the Board then admitted that it had been working on a Stratasys takeover for almost a year
- Went hostile on Stratasys after derisively accusing Murchinson of attempting a hostile takeover
- Sued Stratasys to cancel its poison pill after Nano implemented a poison pill as well (unlike Stratasys, at Nano it was against shareholders' express instructions)
- Accused the Stratasys board of not being independent while Nano's board is beholden to Mr. Stern

DESPERATION

- Demanded a special meeting at Stratasys to replace the current board with a slate composed of Nano's own management, creating a clear conflict of interest and undermining independence
- Increased the bid price multiple times despite accusing Stratasys of deteriorating revenue and performance, "cooking the books," and admitting that Nano didn't even finish its due diligence

BLIND ALLEGIANCE TO MR. STERN

- The Stern-led Board ignored the resistance of the target company, the independent opinions of proxy advisors and the impact on Nano's stock price to continue its pursuit of Stratasys

> " …your wishes for preservation and return of capital don't count…cause I raised the money, and I said what I'm going to do and we're going to do it…"[1]
> — Mr. Stern

1. Let's Talk #13 - Misconceptions By Anson, While Bistricer is In Hiding [21:17], March 20, 2023

The Stratasys Saga: A Timeline of Disaster



July 2022
Stratasys adopts poison pill in response to Nano's aggressive share buying activity

FEB 13, 2023
Murchinson calls a special meeting to remove Mr. Stern and 3 others from the Board and appoint 2 independent directors

MARCH 9
Nano makes a $18/share offer to buy Stratasys

MARCH 29
Nano increases its offer to $19.55/share

APRIL 3
Nano increases its offer to $20.05/share

MAY 25
After multiple rejections and after an Israeli court forces Nano to add Murchinson's candidates as Board observers, Nano launches a partial tender offer at $18/share

JUNE 13
Nano demands a general meeting and proposes to replace Stratasys' board with a slate consisting of its own senior management, headed by Mr. Stern

JUNE 27
The tender offer is extended and increased to $20.05/share

JUNE 29
On Nano's earnings call, Mr. Stern says: *"This is in our due diligence [on Stratasys], which is an ongoing . . ., we're discovering major black holes in their reporting, they are not reporting everything and not reporting everything accurately"*

JULY 10
Nano increases tender offer to $24/share

JULY 18
Nano increases tender offer to $25/share

JULY 27
Both ISS and Glass Lewis recommend voting in favor of Stratasys' incumbent board and against Nano's slate

AUGUST 1
Nano Dimension abandons its bid for Stratasys

Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader

Nano Dimension Revises Proposal to Acquire Stratasys for $20.05 in Cash and Accelerates M&A Strategy

Nano Dimension Increases Offer to Acquire Stratasys to $19.55 Per Share in Cash

Nano Dimension Launches $18.00 Per Share All-Cash Special Tender Offer to Increase Ownership in Stratasys

Stratasys Urges Shareholders NOT to Tender into Nano Dimension's Inadequate, Unsolicited, Partial Tender Offer

Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $20.05 per Share In Cash

Nano Dimension Increases Special Tender Offer Price for Stratasys Shares to $24.00 per Share in Cash

Nano Dimension Increases Its Proposed Price to $25.00 per Share in Cash in its Special Tender Offer Price for Stratasys

Stratasys Mails Letter to Shareholders Highlighting the Risks of Nano Dimension's Misleading Campaign

"The dissident slate itself lacks independence, as it is primarily composed of the dissident's executives, who owe their professional loyalty to the dissident's Chair/CEO Stern."

Source: Nano Dimension and Stratasys public filings
Permission to quote ISS was neither sought nor received.

MURCHINSON

Stratasys Details Its Concerns with Mr. Stern

Throughout Nano Dimension's pursuit, Stratasys highlighted Mr. Stern's track record of value destruction



Nano Dimension Ltd.'s director nominees are **unqualified, not independent** and have a **track record of value-destructive behaviors**. **Even Nano itself acknowledges the drawbacks of its own director nominees**, claiming, in a highly unusual statement, that it will appoint different directors "for the long term" and its nominees "would cycle off the Board" over time. So why would the Stratasys shareholders vote for Nano's nominees who are just temporary placeholders for Stern?

Under Nano CEO Yoav Stern's oversight, Nano has been trading at a negative enterprise value for the last year and a half. In addition, **Nano has lost hundreds of millions of dollars of shareholder value under the oversight of the Nano Board**. In fact, without the value Stratasys has created for Nano through its 14.1% investment in Stratasys, we would expect that the value destruction will only increase.

Yoav Stern, Nano's CEO, cannot be trusted, has made **misrepresentations about Stratasys** and is **not qualified to manage Stratasys**. Since Yoav Stern's appointment, Nano has spent more than $500 million in cash and increased its revenue by only $44 million.

We believe Stratasys' response underscores the urgent need for change at Nano Dimension

MURCHINSON

Source: Stratasys public filings

Proxy Advisory Firms Shared Our View



GLASS LEWIS

Regarding the recent proposed takeover of Stratasys, without commenting on terms, we believe the timing of this move in light of the Dissident's campaign reflects a potential **last ditch effort** by the board to demonstrate its efforts to effect a turnaround of the Company.

…a more prudent course of action from the point of view of shareholders may be to **return cash to shareholders, rather than pursue a large-scale acquisition**.

…we do not find Nano Dimension to have presented a convincing case that any of its director nominees would be superior to the incumbent directors, particularly given the fact that six of the seven Dissident Nominees are executives of **Nano Dimension, which itself exhibits performance and governance issues which we consider to be more concerning than those observed at Stratasys, particularly as it pertains to Mr. Stern**, and would be cause for conflicts of interests in the event that they are elected to the Stratasys board.



ISS

A cynical shareholder may believe that the SSYS board in this situation has not yet seriously considered the six offers from the dissident and the seven offers from 3D Systems, and is only considering the latter's offer because of the proxy contest at hand. Yet **the 3D Systems proposal appears to be the most attractive of the six public offers that the company has received since March 2023**, making it reasonable for the board to deem this offer a potentially superior proposal to the DM transaction.

> ***Glass Lewis concluded there is a "strong case" for the removal of Mr. Stern and that the Stratasys offer was a potential "last ditch effort" by the Board***

MURCHINSON

How the Stratasys Saga Hurt Shareholders

The Stern-led Board pursued Stratasys in what was a meritless deal for both parties – damaging the Company and shareholders in the process

MR. STERN'S GOAL:

- Preserve his position at Nano Dimension

THE COST OF NANO'S FAILED PURSUIT

- Wasted shareholder capital
- A prolonged distraction for Nano employees – diverting their attention to deliver on its mission for shareholders
- Reputational damage with investors and in the view of capital market participants

THE POTENTIAL COST OF THE DEAL

- Spending all their cash on a meritless deal just to preserve Mr. Stern's seat would cause enormous damage to Nano shareholders. Just like Mr. Stern led Nano to negative enterprise value, we believe he would have led the combined Nano + Stratasys to doom. Only now, there would be no cash left to keep the stock price above zero

- Even Mr. Stern **acknowledged** the questionable financial reporting:

  - *On Nano's earnings call, Mr. Stern said: "This is in our due diligence [on Stratasys], which is an ongoing . . ., we're discovering major black holes in their reporting, they are not reporting everything and not reporting everything accurately"[1]*

Mr. Stern's blind commitment to the pursuit of Stratasys shows his disregard for the best interests of Nano Dimension and its shareholders

IV. Murchinson's Plan to Save Nano

Murchinson's Three Proposals to Save Nano

1

Remove Incumbent Directors

The removal of all members of the Board of Directors, including those who are not up for re-election at the Annual Meeting



2

Elect Murchinson's Independent Nominees

The election of three new independent and experienced director nominees put forth by Murchinson:

  

Karen Sarid   **Robert Pons**   **Phillip Borenstein**

3

Improve Corporate Governance

The amendment of the Company's Articles of Association to drastically improve its governance, including the destaggering of the Board



Our Experienced and Fully Independent Nominees

Our highly qualified candidates are <u>truly independent</u> and possess the right mix of capital allocation acumen and corporate governance expertise to assess the situation at Nano and help put it on the path to shareholder value generation



Karen Sarid

Executive with decades of marketing, financial, operational and governance expertise, having served as a public company director and senior-level executive throughout her career

- ✓ **Director, BrainsWay Ltd (Nasdaq: BWAY)**
- ✓ **Former Vice President of Beauty and Dental and Chairman of China activities, Syneron Medical Ltd**
- ✓ **Former President, Alma Lasers Ltd**



Robert Pons

Has served on the boards of over a dozen public companies and is a turnaround specialist with over four decades of experience as a CEO and senior executive in high growth companies

- ✓ **CEO, Spartan Advisors**
- ✓ **Former President and CEO, PTGi, which became Innovate Corp**
- ✓ **Former EVP and Director, Innovate Corp (NYSE:VATE)**



Phillip Borenstein

Senior executive and director with significant experience creating value through expertise in private equity, M&A, operational management and corporate governance as well as a proven proficiency in financial analysis and asset management

- ✓ **Founder and Partner, Hamilton EQ Management LLC**
- ✓ **Director, Portfolio Manager, and Partner, Hamilton Equity Partners LLC**
- ✓ **Masters Degree, Accounting**

Highly Qualified Board Observers Will Continue to Serve

Mr. Traub and Dr. Rosensweig's continued presence on the Board would ensure continuity given their positions as observers over the past several months



Kenneth H. Traub

Mr. Traub has a three-decade track record of driving strategic, operational, capital allocation and governance improvements to enhance shareholder value as a senior executive and public company director

✓ Currently Managing Member of Delta Value Group, LLC, an investment management firm, since September 2019 and Managing Member of Delta Value Advisors, LLC, a consulting firm, since October 2020

✓ Member of the board of directors of Tidewater, Inc. (NYSE: TDW), an international petroleum service company, since 2018

✓ Previously served as Chairman of DSP Group, Inc. (NASDAQ: DSPG), an Israeli-based global leading provider of wireless chipset solutions, and as Chairman of MRV Communications, Inc. (NASDAQ: MRVC), a supplier of communications equipment with principal operations in Israel

✓ Served on numerous public company boards and has built a reputation for enhancing corporate governance and advocating on behalf of shareholders



Dr. Joshua Rosensweig

Dr. Rosensweig has more than four decades of experience as a legal professional, with significant experience in corporate governance and enhancing shareholder value as an executive and director at Israel-based public companies

✓ Founder and senior partner of Rosensweig & Co., a boutique law firm

✓ Between 2012 and 2013, was head of the tax department at Agmon & Co and from 1999 until 2005, served as a senior partner at Gornitzky & Co., where he led the international transactions and taxation practices

✓ Since 2017, has been serving as a member of the board of directors of Israel Corporation (TASE: ILCO). Previously, Dr. Rosensweig served on the board of directors of Bezeq Israel Telecommunication Corp (TASE: BEZQ) from 2010 until 2018. Additionally, Dr. Rosensweig served on the board of Alrov Properties and Lodgings Ltd. (TASE: ALRPR) from 2010 until 2018

✓ Has held leadership positions as Chairman of the Board of Directors of First International Bank of Israel from 2003 until 2006 and of Poalim IBI in 2013

MURCHINSON

Murchinson's Additional Nominees Would Be Value Additive

Nano apparently believes it is in the best interests of shareholders to deny them the ability to vote for these high quality candidates who were excluded from the Annual Meeting without a valid explanation



Ofir Baharav

Former Nano Dimension Chairman, seasoned senior executive and public company director in the 3D printing sector with a focus on M&A, operational improvements, corporate governance and enhancing shareholder value

✓ Previously served as Chairman of the Nano Dimension Board from 2019 to 2021, and as a director at the Company from 2015 to 2021

✓ Currently serves as Chief Executive Officer of Maxify Solutions, Inc., since 2022, which he formed to acquire the assets of Breezer Holdings LLC and SimiGon Inc. after serving as SimiGon's CEO since 2016

✓ Served in various executive roles in the 3D printing and semiconductor sector, and was the founder of RelayHealth Corporation, a healthcare company that was acquired by McKesson Corp. (NYSE: MCK)



Timor Arbel-Sadras

Proven director with decades of experience in the high-tech sector with a strong track record creating value by driving operational, investment and strategic decisions as a senior leader and director in numerous Israeli companies

✓ Currently serves as Chief Executive Officer of LeumiTech, the leading high-tech banking arm of Israel's largest bank, Bank Leumi Le Israel BM (TASE: LUMI), since 2021

✓ Previously served as a member of the Board of Directors of Negev Group Ltd., and as a board observer of various companies, including ControlUp Technologies Ltd., Earnix Ltd., and Rav Bariach Industries Ltd

✓ Led the investment decisions in Israeli technology and industrial companies while serving in various roles at Viola Credit, and previously served as Chief Operating Officer of EverC, an Israeli fintech startup

Murchinson's Five-Pillar Plan to Save Nano

1 Form CEO Search Committee to Maintain Continuity

By appointing a highly qualified interim CEO with the support of a leading search firm, the committee will help minimize business disruption while maximizing continuity. The committee will also oversee the search for a permanent CEO following Nano's business segment assessment

2 Form Segment Assessment and Operations Committee

The committee will objectively assess Nano's subsidiaries and make recommendations to the Board to support improved capital allocation, operations and strategy

3 Establish Clear Capital Allocation Framework

The reconstituted Board should put in place a sound capital allocation policy and communicate it clearly to the market

4 Enhance Shareholder Transparency

Installing new leadership and reconstituting the Board with directors who prioritize transparency and accountability will help ensure that stakeholders understand Nano will no longer be run for the benefit of Mr. Stern

5 Improve Nano's Governance Policies

Our director candidates have experience standing behind best governance practices. To drastically improve Nano's governance policies, we have also put forward a proposal to destagger the Board

MURCHINSON

Priority #1: Form CEO Search Committee

Given Mr. Stern's recent threat to depart Nano, on Day One we recommend forming a CEO Search Committee to oversee the process of appointing an interim CEO and then selecting a permanent CEO to ensure minimal disruption

Committee Purpose:

Retain a leading, independent search firm to support and lead a robust process to:

- Identify a proven **interim CEO** to minimize business disruption and maintain continuity

- Identify and recruit a **permanent CEO** to drive enhanced value for Nano shareholders based on the Segment Assessment and Operations Committee review and resulting strategy

- Work closely with both interim and permanent CEOs during their respective onboarding to ensure a seamless transition and integration into the organization

First Steps & Key Considerations:

We believe the ideal CEO candidate for Nano possesses the following qualities and experience:

- Turnaround expertise

- Strong track record of value creation at prior companies

- Prior public company experience with a history of sound corporate governance

- Record of balancing the interests of employees, partners and shareholders above their own

If elected, we are confident our candidates will ensure a high-integrity, well-credentialed CEO is chosen to lead Nano

MURCHINSON

Priority #1: Install Proven Interim CEO

While the Board's decision will be informed by the CEO Search Committee's findings, we have identified individuals that would be strong interim CEO candidates

- **We have identified two current Nano executives who we believe could potentially fill the position of interim CEO**

- Filling the role with an internal executive would maintain continuity for the Nano leadership team and mitigate disruption for all stakeholders

  - Given the sensitivities of our current engagement with Mr. Stern, we have refrained from approaching the potential candidates

- We have also been in contact with an external candidate with industry experience to lead Nano through this transition period

- While we would like to make public additional candidates we have identified, we are limited in our disclosures due to ongoing litigation at this time

Our nominees understand the importance of having an interim CEO that will ensure business continuity and lay the foundation for the permanent CEO to maximize shareholder value

Priority #1: Minimize Disruption and Maintain Business Continuity

If elected, we are confident our director candidates would prioritize working closely with legacy executives to help ensure continuity

- We would recommend hiring a leading executive search firm on Day One to begin recruiting for any vacancies that may result from the outcome of the AGM

- We believe it will be imperative that the reconstituted Board and management focus on retaining employees, customers and partners

  - This can be achieved via listening tours and facility visits to ensure leadership has a sound understanding of stakeholder needs at each segment level

  - Leadership should meet with segment leaders to understand opportunities and drive efficiencies

  - It will also be important for management to make clear long-term business goals and delineate milestones along the way to improve shareholder relations

> *We believe our director candidates would be laser-focused on minimizing business disruption and maintaining continuity by working closely with the executive team*

MURCHINSON

Priority #2: Form Segment Assessment and Operations Committee

Committee Purpose:

- ✓ Objectively assess value creation opportunities through a review process

- ✓ Make recommendations to the Board to support improved operations and strategy, as well as enhanced transparency and disclosures to shareholders

- ✓ To ensure an objective evaluation of all alternatives, we recommend Mr. Baharav be closely involved in this process (in either a director or consultant role) given his deep knowledge of Nano's business

- ✓ New independent directors, including Ms. Arbel-Sadras, would also be ideal candidates for the committee

First Steps & Key Considerations:

- Interview and retain leading management consulting and accounting firms to support the review process, which would prioritize the following within the first 60 days:

  - **Assessing and evaluating the Company's business segments**

  - **Gaining an understanding of revenue and profit drivers** by reviewing financials under each subsidiary, which has not historically been reported, making it impossible to understand which past acquisitions have been accretive

  - **Based on review findings, determine:**
    - Which subsidiaries are true revenue drivers?
    - What is the realistic growth rate for the revenue-driving businesses?
    - What is the current geographical spread of R&D and whether it should be re-deployed?
    - Are there potential value-optimizing divestitures? If so, who might be the best buyers and what price can be fetched?
    - Which non-performing businesses burn more cash than they would fetch in a sale?
    - Which, if any acquisitions will be accretive to any of the businesses / group of businesses?

- Following the review, we believe it will be imperative for the reconstituted Board to improve reporting to enhance shareholder transparency

We believe our director candidates are eager to get into the boardroom to begin working collaboratively with management, executives and employees across the organization

MURCHINSON

Priority #3: Establish Clear Capital Allocation Framework

- A reconstituted Board and leadership team should take immediate steps to rectify reckless capital allocation actions made under Mr. Stern's leadership

- Following the Segment Assessment and Operations Committee's review (which would be supported by a leading accounting firm to closely review financials), we recommend the reconstituted Board put in place a clear capital allocation policy

  o An important outcome of the review will be an understanding of Nano's current and forecasted cash needs from operations and investments

  o Determining what to do with the Stratasys position should also be a chief priority

- To begin to regain the trust of shareholders, we believe the reconstituted Board needs to transparently lay out capital allocation priorities that include:

Appropriately re-allocating capital toward synergistic business segments and potential acquisition opportunities

Divesting businesses that don't make sense

Returning excess cash to shareholders based on market conditions and cash flows

If our nominees are elected, we recommend the reconstituted Board engage with leading management consulting and accounting firms to expeditiously begin work

MURCHINSON

Priority #4: Enhance Shareholder Transparency

We believe a lack of transparency is responsible for a portion of the discount to cash value and recommend immediate steps be taken to increase disclosures and enhance accountability



Installing new leadership and reconstituting the Board with directors who prioritize transparency and accountability will help ensure that employees understand Nano will no longer be run for the benefit of Mr. Stern



Implementing governance enhancements and segment reporting will help ensure that management is held to account and fully aligned with shareholders' best interests



Prioritize transparency by participating in investor conferences, holding longer earnings calls with genuine investor questions and reviewing past filings to identify areas that warrant further disclosure

Our director candidates have the necessary skills and experience to restore accountability and ensure the reconstituted Board prioritizes protecting value for ALL shareholders

MURCHINSON

Priority #5: Improve Nano's Governance

If our director candidates are elected to the Board, Nano's governance profile will be significantly improved on Day One

- **We believe our independent director candidates will stand by best governance practices, including:**

  - ✓ Destaggering the Board (if the proposal is not approved at the Annual Meeting)

  - ✓ No dilutive issuances of new shares without a justification that benefits all shareholders

  - ✓ Limiting the number of interconnected directors permitted to serve on the Board

  - ✓ Ensuring consistent engagement with, and oversight of, management to drastically improve accountability

  - ✓ Aligning director and management compensation with Nano's peers, as well as company performance, in order to allow the Company to attract and retain high quality directors moving forward

- **In March, we were successful in gaining shareholder support for the following governance improvements:**

  Amend Article 41 to:

  - ✓ Remove the Board's exclusive ability to fill vacancies

  - ✓ Provide shareholders with the power to fill vacancies (exclusively in case of vacancies caused by removal)

  Amend Article 42(f) to allow:

  - ✓ The removal of directors also between annual meetings

  - ✓ The removal of directors by a simple majority vote – in line with best-in-class governance practices

MURCHINSON

Conclusion

SUPPORT MURCHINSON'S PROPOSALS TO SAVE NANO

1 Remove Nano's Incumbent Directors

2 Elect Murchinson's Independent Nominees

3 Improve Corporate Governance

MURCHINSON

Contact

FOR INVESTORS

Okapi Partners
info@okapipartners.com
(212) 297-0720

FOR MEDIA

Longacre Square Partners
murchinson@longacresquare.com

MURCHINSON

V. Appendix

Karen Sarid



Karen Sarid brings decades of marketing, financial, operational and governance expertise, having served as a public company director and senior-level executive throughout her career



- ✓ *Currently serves as a Director at BrainsWay Ltd. (NASDAQ,TASE:BWAY), a healthcare services company, since 2017, where she serves as Chair of the Audit Committee and a member of the Compensation and Executive Committees*

- ✓ *Previously served as Vice President of Beauty and Dental and Chairman of China activities at Syneron Medical Ltd. and as President of Alma Lasers Ltd.*

- ✓ *Previously awarded "CFO of the Year" by The Israeli Forum of Chief Financial Officers, which is a consortium of CFOs from Israeli corporations with annual revenue exceeding 150 million NIS*

Robert Pons



Robert (Bob) Pons has a lengthy track record of creating shareholder value, having served on the boards of directors of more than a dozen publicly traded companies and by bringing his experience as a turnaround specialist after more than four decades as a CEO and senior executive in high growth companies







- ✓ *Current President and Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies, since 2017*

- ✓ *Previously President & CEO of PTGi , which became Innovate (NYSE: VATE) a publicly trading holding company operating subsidiaries in infrastructure, telecom, construction, energy, technology, gaming and life science*

- ✓ *Served on a number of public boards, including as Executive Chairman of Seachange International, Inc. (NASDAQ: SEAC) as well as a director at Network-1 (NYSE AMERICAN: NTIP) , Alaska Communications, Inc., Inseego Corp. (NASDAQ: INSG) and MRV Communications, Inc.*

MURCHINSON

Phillip Borenstein







Phillip Borenstein has significant experience creating value at companies drawing on his private equity, M&A, operational and corporate governance expertise as a senior executive and director in addition to his proficiency in financial analysis and asset management

---

- ✓ *Founded and currently serves as a Partner at Hamilton EQ Management LLC, where he has managed its portfolio of commercial real estate and healthcare facilities since 2016*
- ✓ *Serves as a Director, Portfolio Manager, and Partner at Hamilton Equity Partners LLC, a private equity firm, since 2014*
- ✓ *Raised the seed money and is an active partner and supporter of the Triumph Leadership Innovation group, an organization working to empower and develop young managers*
- ✓ *Earned an M.S. degree in accounting, including research and studies relating to forensic reviews of public company financial reports*

MURCHINSON

The DeepCube Acquisition

- In April 2021, Nano Dimension bought DeepCube for a total cost of about $78 million[1]

- DeepCube was not a 3D printing company. It was not even an additive manufactured electronics (AME) company. Instead, it was a deep learning company with presumably no revenue

- **Why did Nano Dimension buy DeepCube?** We believe a good place to start is with the identity of the two men who founded DeepCube and controlled it at the time of its sale to Nano Dimension — Yaron Eitan and Dr. Eli David



Early 2021 Timeline

Jan 1st	Jan 13th	Jan 20th	Feb 15th	Mar 11th	Apr 23rd
Up to this point, Nano raised $700 million. Mr. Stern is CEO/President, Yaron Eitan, former co-founder and Chairman of DeepCube, is a director, appointed to the Board in 2020	Nano raises another $333 million	Eli David, co-founder of DeepCube, is appointed to Board	Nano raises another $500 million	Mr. Stern is appointed to the Board and named Chairman	Nano buys DeepCube from Yaron Eitan, Eli David and others

1. Beyond the $70 million stated deal price, the Company disclosed in the 2021 20-F that Eli David got equity (with downside protection) worth another ~$7.8 million which were not counted in the deal value: "Post-acquisition compensation cost 892 thousand Ordinary Shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756 thousand."

The DeepCube Acquisition: A Clear Conflict of Interest

Can anyone seriously believe that when Eli David joined the Board, the decision to buy DeepCube from him and Yaron Eitan was not already made?

→ It appears that Eli David joined the Board, helped Yaron Eitan and others there make Mr. Stern director and Chairman and a month later, Mr. Stern bought DeepCube from them for an actual cost of almost $78 million

→ Yaron Eitan was a member of the Compensation Committee which approved Mr. Stern's stupendously generous Service Agreement and warrant awards

→ Yaron Eitan and Mr. Stern worked together for many years at DVTel

 **Yoav Stern**
Chairman & CEO at Nano Dimension
··· ✈ Message

← **Experience**

 **President &CEO**
DVTEL is now FLIR
Mar 2011 - Mar 2016 · 5 yrs 1 mo
NJ/USA, Mexico, UK, Israel, India, Singapore, HK, Australia

Video Surveillance systems, SW, HW, analytics.

 **Yaron Eitan**
Co-Founder and Chairman of Marpai Health an...
··· 🔒 Message

← **Experience**

 **founder and chairman of the board**
DVTEL is now FLIR
Mar 2003 - May 2015 · 12 yrs 3 mos
New York City Metropolitan Area

A technology company selling network video recording, cameras and analytics to the global market.

MURCHINSON

